Exhibit 1

First Quarter 2012 Page 1 of 19

Stock Information:

NYSE ADR
Ticker: EDN

Buenos Aires Stock Exchange
Class B Shares
Ticker: EDN

Ratio: 20 Class B = 1 ADR

Investor Relations Contacts:

Leandro Montero
Chief Financial Officer
Tel: 5411.4346.5511

Veronica Gysin
Investor Relations
Tel: 5411.4346.5231

Edenor S.A.
6363 Del Libertador Avenue, 4th Floor
(C1428ARG) Buenos Aires, Argentina
Fax: 5411.4346.5358

Email: investor@edenor.com

www.edenor.com.ar

EDENOR ANNOUNCES
FIRST QUARTER 2012 RESULTS

Buenos Aires, Argentina, May 23, 2012 – Empresa Distribuidora y Comercializadora Norte S.A. (NYSE: EDN; Buenos Aires Stock Exchange: EDN) (“EDENOR” or “the Company”), Argentina’s largest electricity distributor, today announced its results for the first quarter of 2012. All figures are stated in Argentine Pesos and have been prepared in accordance with Argentine GAAP. Solely for the convenience of the reader, Peso amounts as of and for the period ended March 31, 2012 have been translated into U.S. Dollars at the buying rate for U.S. Dollars quoted by Banco de la Nación Argentina (Banco Nación) on March 31, 2012 of Ps. 4.379.
The following results are based on non consolidated financial statements of Edenor S.A.

First Quarter 2012 Highlights

Net Sales increased 18.9% to Ps. 709.1 million in the first quarter of 2012 from Ps. 596.2 million in the first quarter of 2011, mainly due to an increase in the electric power price due to the subsidies cuts and an increase in the volume of electricity and capacity sold.

Volume of Energy Sold increased 5.0% to 5,209 GWh in the first quarter of 2012 from 4,958 GWh in the first quarter of 2011. This increase was principally attributable to a 3.6% increase in the average GWh consumption per customer and 1.4% increase in the number of customers.

Electric Power Purchases increased 35.8% to Ps. 404.4 million in the first quarter of 2012 from Ps. 297.7 million in the first quarter of 2011, mainly due to an increase in the purchase price due to the subsidies cuts and to the increase in the volume of energy sold.

Gross Margin increased 2.1% to Ps. 304.7 million in the first quarter of 2012 from Ps. 298.4 million in the first quarter of 2011, mainly due to the higher volume of energy and capacity sold.

Net Operating Income decreased Ps. 540.9 million, to a loss of Ps. 73.1 million in the first quarter of 2012 from a gain of Ps. 467.8 million in the first quarter of 2011 mainly due to the registration under IFRS of a gain of Ps. 435 million for the purchase of Eden and Emdersa in 2011. On the top of that, this negative result was due to an increase in transmission and distribution expenses of Ps. 114.2 million, an increase in selling expenses of Ps. 28.6 million and an increase in administrative expenses of Ps. 8.8 million mainly due to the higher salaries and outsourcing expenses.

First Quarter 2012 Page 2 of 19

Net Income decreased Ps. 346.6 million, to a loss of Ps. 90.7 million in the first quarter of 2012 from a gain of Ps. 255.9 million in the first quarter of 2011, mainly due to the increase in operating expenses, increase in the financial results generated by liabilities and the increase in other expenses, and the registration under IFRS in 2011 of a gain of Ps. 435 million before income taxes related to the acquisition of Emdersa and Eden

First Quarter 2012 Page 3 of 19

Discussion of Financial Results:

FINANCIAL HIGHLIGHTS
	1Q 2012 *	1Q 2011 *	% Change vs.2011

Net Sales	709.1	596.2	18.9%
Electric power purchases	(404.4)	(297.7)	35.8%
Gross margin	304.7	298.4	2.1%
Net Operating Income (loss)	(73.1)	467.8	(115.6)%

* In millions of Argentine Pesos

Net sales

Net sales increased by 18.9% (Ps. 112.9 million) from Ps. 596.2 million in the first quarter of 2011 to Ps. 709.1 million in the first quarter of 2012.

This variation was mainly due to the increase of 5.0 % in the volume of energy sold, from 4.958 GWh sold in the first quarter of 2011 to 5,209 GWh sold in the first quarter of 2012 which is attributable, basically, to a 1.4 % increase in the number of customers and a 3.6 % increase in the average GWh consumption per customer.

Net energy sales represent approximately 98.9 % of net sales while pole leases and connection and reconnection charges represent the remaining 1.1%.

Energy sales increased by 19.0% (Ps. 112.1 million) from Ps. 589.3 million in the first quarter of 2011 to Ps. 701.4 million in the first quarter of 2012. This increase was mainly due to the impact of the cut in subsidies on the electric power purchases.

First Quarter 2012 Page 4 of 19

Electric power purchases

Our electric power purchases increased 35.8 % from Ps. 297.7 million in the first quarter of 2011 to Ps. 404.4 million for the first quarter of 2012. This variation results mainly from the increase in the purchase price due to the subsidies cuts.

Energy losses slightly increased from 10.7 % in the first quarter of 2011 to 11.3 % in the first quarter of 2012.

Gross margin

Gross margin increased 2.1 % from Ps. 298.4 million in the first quarter of 2011 to Ps. 304.7 million in the first quarter of 2012. This positive variation was attributable to the higher volume of energy sold.

Transmission and distribution expenses

Transmission and distribution expenses have increased (64.3%) from Ps. 177.5 million in the first quarter of 2011 to Ps. 291.7 million in the first quarter of 2012, mainly due to:

▪	a Ps. 73.7 million rise in outsourcing due to increases in contractors' prices;
▪	a Ps. 21.1 million growth in salaries and social security taxes due to salaries increases granted in the second and second half of 2011;
▪	a Ps. 8.5 million increase in ENRE fines; and,
▪	a Ps. 9.2 million increase in supplies.

In terms of percentage of revenues, transmission and distribution expenses increased from 29.8 % in the first quarter of 2011 to 41.1 % in the first quarter of 2012.

The following table sets forth the principal components of transmission and distribution expenses for the periods indicated:

	First Quarter ended March 31,
	1Q 2012	% of 1Q 2012 net sales	1Q 2011	% of 1Q 2011 net sales

	(in millions of Pesos, except percentages)
Salaries and social security taxes	Ps. 95.1	13.4%	Ps. 74.0	12.4%
Supplies	19.3	2.7%	10.1	1.7%
Outsourcing	103.7	14.6%	30.0	5.0%
Depreciation of property, plant & equipment	44.6	6.3%	44.0	7.4%
ENRE’s fines and penalties	23.0	3.2%	14.5	2.4%
Other	6.0	0.8%	4.8	0.9%
Total	Ps. 291.7	41.1%	Ps. 177.5	29.8%

First Quarter 2012 Page 5 of 19

Selling expenses

Selling expenses are related to customer services provided at commercial offices, billing, invoice mailing, collection and collection procedures, as well as allowances for doubtful accounts.

Selling expenses have increased (69.0%) from Ps. 41.5 million in the first quarter of 2011 to Ps. 70.1 million in the first quarter of 2012 mainly due to:

▪	a Ps. 11.0 million rise in outsourcing due to increases in contractors' prices related to increases in personnel salaries; and,
▪	a Ps. 6.9 million growth in salaries and social security taxes due to salaries increases granted in the second half of 2011.

In terms of percentage revenues, selling expenses increased from 7.0 % in the first quarter of 2011 to 9.9 % in the first quarter of 2012.

The following are the principal components of selling expenses for the periods indicated:

	First Quarter ended March 31,
	1Q 2012	% of 1Q 2012 net sales	1Q 2011	% of 1Q 2011 net sales
	(in millions of Pesos)
Salaries and social security taxes	Ps. 22.7	3.2%	Ps. 15.8	2.6%
Allowance for doubtful accounts	2.9	0.4%	3.5	0.6%
Outsourcing	24.9	3.5%	13.9	2.3%
Taxes and charges	5.3	0.8%	3.5	0.6%
Others	14.3	2.0%	4.8	0.9%
Total	Ps. 70.1	9.9%	Ps. 41.5	7.0%

Administrative expenses

Administrative expenses include, among others, expenses associated with accounting, payroll administration, personnel training, systems operation and maintenance.

First Quarter 2012 Page 6 of 19

Administrative expenses have increased (19.4%) from Ps. 45.2 million in the first quarter of 2011 to Ps. 54.0 million in the first quarter of 2012 mainly due to:

▪	a Ps. 11.4 million growth in salaries and social security taxes due to salaries increases granted in the second half of 2011; and,
▪	a Ps. 4.3 million increase in outsourcing due to increases in contractors' prices.

These increases were partially offset by a Ps. 3.4 million and a Ps. 1.5 million decrease in advertising and computer expenses respectively.

In terms of percentage of revenues, administrative expenses remained stable at 7.6 % in the first quarter of 2011 and 2012.

The following are the principal components of administrative expenses for the periods indicated:

	First Quarter ended March 31,
	1Q 2012	% of 1Q 2012 net sales	1Q 2011	% of 1Q 2011 net sales
	(in millions of Pesos)
Salaries and social security taxes	Ps. 29.3	4.1%	Ps. 18.0	3.0%
Computer services	6.6	0.9%	8.0	1.3%
Outsourcing	7.1	1.0%	2.9	0.5%
Advertising expenses	0.2	0.0%	3.6	0.6%
Rentals and insurances	4.3	0.6%	3.5	0.6%
Others	6.5	1.0%	9.3	1.6%
Total	Ps. 54.0	7.6%	Ps. 45.2	7.6%

Net operating income

Net operating income decreased Ps. 540.9 million from a gain of Ps. 467.8 million in the first quarter of 2011 to a loss of Ps. 73.1 million in the first quarter of 2012 mainly due to the registration under IFRS of a gain of Ps. 435 million for the purchase of Eden and Emdersa in 2011. On the top of that, this negative result was due to the increases in transmission and distribution expenses (Ps. 114.2 million), selling expenses (Ps. 28.6 million) and administrative expenses (Ps. 8.8 million). These effects were partially offset by the increase in gross margin (Ps. 6.3 million).

Financial income (expenses) and holding gains (losses)

Financial income and holding gains generated by assets recorded a gain of Ps. 25.9 million in the first quarter of 2012 compared to a gain of Ps. 19.6 million in the first quarter of 2011.

This positive variation of Ps. 6.3 million was primarily due to interests collected from loans granted to subsidiaries and, to a lesser extent due to late payment charges.

Financial expenses generated by liabilities which include financial interest, exchange results and other expenses, represented a loss of Ps. 84.4 million in the first quarter of 2012 compared to a loss of Ps. 84.6 million in the first quarter of 2011.

First Quarter 2012 Page 7 of 19

Net income

We recorded net loss of Ps. 90.7 million in the first quarter of 2012 compared to a net gain of Ps. 255.9 million in the first quarter of 2011. This negative variation resulted primarily from:

▪	The IFRS registration before mentioned; and,
▪	The increases in transmission and distribution, selling expenses and administrative expenses, explained above.

Operating Highlights

The following table shows our energy sales by category of customer (in GWh) and the number of clients for each category:

	1Q 2012		1Q 2011%			March	March	Clients
						2012	2011	%
	In Gwh	%	In Gwh	%	Variation	Clients	Clients	Variation
Residential	2.154	41,4%	2.026	40,9%	6,3%	2.360.588	2.331.364	1,3%
Small Commercial	435	8,4%	402	8,1%	8,1%	308.153	300.303	2,6%
Medium Commercial	453	8,7%	428	8,6%	5,9%	30.704	30.056	2,2%
Industrial	872	16,7%	852	17,2%	2,3%	6.067	5.877	3,2%
Wheeling System	1.063	20,4%	1.017	20,5%	4,5%	695	668	4,0%
Others
Public Lighting	147	2,8%	146	2,9%	0,8%	22	21	4,8%
Shantytowns and Others	84	1,6%	86	1,7%	-2,4%	378	373	1,3%
Total	5.209	100,0%	4.958	100,0%	5,0%	2.706.607	2.668.662	1,4%

Capital Expenditures

During the first quarter of 2012, our capital expenditures amounted to Ps. 97.6 million, compared to Ps.  48.7 million in the first quarter of 2011. Our capital expenditures in the first quarter of 2012 consisted mainly of the following:

•	Ps. 81.9 million in new connections due to the increase in our customer base and grid enhancements;
•	Ps. 7.9 million in network maintenance and improvements;
•	Ps. 2.4 million in legal requirements;
•	Ps. 1.1 million in communications and telecontrol; and
•	Ps. 4.2 million of other investment projects.

First Quarter 2012 Page 8 of 19

Puree Funds

In the first quarter of 2012, Puree funds increase 19.6%, amounting Ps. 78.8 million vis a vis Ps. 65.9 million in the same period of 2011. This increase was mainly due to the increase in the volume of energy sold and due to the impact of the cut in subsidies on the electric power price.

First Quarter 2012 Page 9 of 19

HIGHLIGHTS

EDESA’s sale

On April 23, 2012, Edenor’s Board of Directors accepted the offer of Salta Inversiones Eléctricas S.A. (SIESA), to purchase shares representing 78.44% of the shares and votes in Edesa. The price was settled in approximately AR$99 million. On May 10, 2012 Edenor transfered 28.93% of the shares of Emdersa to SIESA. SIESA put those shares in a collateral trust until the spin-off is completed.

On May 10, 2012, SIESA paid to Edenor Ps.83.8 million and Edenor will finance the remaining US$3 million for 5 years, while on the same date Edesa paid Ps.131,319,500, plus interest accrued corresponding to the financial loan granted by Edenor to Edesa.

Intercompany Debt with EDEN

On May 2, 2012, Empresa Distribuidora de Energia Norte S.A. (EDEN) cancelled the remaining balance for an amount of Ps.14 million, of the intercompany loan in pesos granted by Edenor.

Framework Agreement

From January 1st, 2012 up to date, the Company collected Ps.38.9 million from the National Government and Ps. 7.0 million from the Government of the Province of Buenos Aires under the framework agreement.

First Quarter 2012 Page 10 of 19

Costs Adjustments

In May 2012 we requested an additional increase to our distribution margins under the CMM to account for fluctuations in the distribution cost base for the period from October 2011 to May 2012.

As of today, we have submitted to the ENRE nine requests from CMM adjustments as described in the table below, pending for the ENRE’s response.

Assessment Period	Application Date	CMM Adjustment Requested
November 2007 – April 2008	May 2008	5.791%
May 2008 – October 2008	November 2008	5.684%
November 2008 – April 2009	May 2009	5.068%
May 2009 – October 2009	November 2009	5.041%
November 2009 – April 2010	May 2010	7.103%
May 2010 – October 2010	November 2010	7.240%
November 2010 – April 2011	May 2011	6.104%
May 2011 – October 2011	November 2011	7.721%
November 2011 – April 2012	May 2012	8.529%
	Cummulative:	75.80%

Although we believe that these increases comply with the terms of the CMM, we cannot assure that the ENRE will grant us these increases in full, or at all, or if granted, that we will be able to bill our customers or otherwise recover these increases from other sources of payment (such as PUREE).

Financial position

As of today, the outstanding principal amount of our dollar denominated financial debt (net of the senior notes due 2022 that we hold) is US$ 283.3 million, consisting of US$ 24.8 million principal amount of Senior Notes due 2017 and US$ 258.5 million principal amount of Senior Notes due 2022. In addition, the outstanding principal amount of our peso denominated debt is Ps. 50 million, consisting of Ps.23.3 million of our Floating Rate notes due 2013 and the remaining amount consisting of short term loans with banks.

First Quarter 2012 Page 11 of 19

About Edenor

Empresa Distribuidora y Comercializadora Norte S.A. (Edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (both in GWh and Pesos).  Through a concession, Edenor distributes electricity exclusively to the northwestern zone of the greater Buenos Aires metropolitan area and the northern part of the city of Buenos Aires, which has a population of approximately 7 million people and an area of 4,637 sq. km.  In 2011, Edenor sold 20,077 GWh of energy and purchased 23,004 GWh of energy, with net sales of approximately Ps. 2.3 billion and net loss of Ps. 435.4 million.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including those identified in the documents filed by the Company with the U.S. Securities and Exchange Commission. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Conference Call Information

There will be a conference call to discuss the Edenor’s quarterly results on Wednesday, May 23, 2012, at 11:00 a.m. Buenos Aires time / 10:00 a.m. New York time.  For those interested in participating, please dial 1(877)317-6776 in the United States or, if outside the United States, +1(412) 317-6776 or 0800-444-2930 in Argentina.  Participants should use conference ID 10013298 or request for Edenor’s Conference Call, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at www.edenor.com in the Investor Relations section.

There will be a replay of the conference call available 1 hour after the end of the conference through 06/04/2012 09:00 a.m. NY Time.  To access the replay, please dial 1(877) 344-7529 or 1(412) 317-0088. The Conference ID: 10013298.

For more information, please access www.edenor.com

First Quarter 2012 Page 12 of 19

Income Statement
(For the three month period ended March 31, 2012 and 2011
in thousands of U.S. dollars and Argentine Pesos)

	31.03.12		31.03.11
	US$	AR$	AR$
Net sales	161,934	709,109	596,181
Electric power purchases	(92,343)	(404,368)	(297,743)
Gross Margin	69,591	304,741	298,438
Transmission and distribution expenses	(66,613)	(291,698)	(177,499)
Selling expenses	(16,011)	(70,111)	(41,474)
Administrative expenses	(12,324)	(53,966)	(45,211)
Other incomes	446	1,953	0
Other expenses	0	0	(9,989)
Gain from acquisition of assets	0	0	434,959
Gain from permanent investments	2,712	11,875	8,527
Gain from assets available for sales	5,501	24,088	0
Operating Income (loss)	(16,697)	(73,118)	467,751
Financial incomes	5,911	25,883	19,556
Financial expenses	(19,272)	(84,392)	(84,593)
Net financial results	(13,361)	(58,509)	(65,037)
Profit (loss) before income tax	(30,059)	(131,627)	402,714
Income tax	9,350	40,943	(146,814)
Profit (Loss) from continuing operations	(20,709)	(90,684)	255,900
Other comprehensive income (loss)	0	0	(180)
Comprehensive income (loss) for the period	(20,709)	(90,684)	255,720

Earnings per share	(0.02)	(0.01)	0.29

*Financial tables have been converted into U.S. dollars at a rate of Ps. 4.379 per dollar, the buying rate as of March 31, 2012, solely for the convenience of the reader.

First Quarter 2012 Page 13 of 19

Cash Flow Statement
(For the three month period ended March 31, 2012 and 2011
in thousands of U.S. dollars and Argentine Pesos)

	31.03.2012		31.03.2011
Changes in cash and cash equivalents	US$	AR$	AR$
Cash and cash equivalents at beginning of period	22,431	98,227	246,007
Cash and cash equivalents at end of period	38,058	166,654	205,300
Net (decrease) increase in cash and cash equivalents	15,626	68,427	(40,707)

Operating activities
(Loss) Income for the period	(20,709)	(90,684)	255,900

Adjustments for:
Gain for assets available for sale	(5,501)	(24,088)	0
Gain for the purchase of assets	0	0	(434,959)
Depreciation of property, plant and equipment	(10,759)	47,114	46,117
Residual value of retirements	22	98	0
Loss from permanent investments	(2,712)	(11,875)	(8,527)
Loss from purchase of corporate notes	0	0	17,248
Exchange differences and interest on borrowings	11,181	48,960	52,929
Income tax	(9,350)	(40,943)	146,814
Allawance for doubtful accounts	(3,090)	(13,529)	3,164
Allowance for others doubtful accounts	0	0	300
Adjustments to present value of receivables and other trade receivables	0	0	(674)

Change in operating assets and liabilities:
Net (increase) decrease in trade receivables	(3,731)	(16,340)	15,863
Net increase in other receivables	(6,125)	(26,820)	(11,960)
Decrease in supplies	(604)	(2,646)	(1,391)
Increase in trade payable	16,754	73,364	5,945
Increase (decrease) in salaries and social security taxes	11,058	48,421	(27,283)
Net increase (decrease) in taxes	(3,962)	(17,351)	6,093
Increase in other liabilities	8,773	38,418	14,913
Increase in Funds obtained from the program for the rational use of electric power	17,990	78,778	65,860
Net increase in provisions	1,367	5,988	391

Financial interest paid (net of interest capitalized)	(651)	(2,850)	(2,634)
Financial and commercial interest collected	774	3,390	13,295

Net cashflow provided by operating activities	22,244	97,405	157,404

First Quarter 2012 Page 14 of 19

	31.03.2012		31.03.2011
Cash flow from investing activities:	US$	AR$	AR$
Addition of property, plant and equipment	(22,779)	(99,750)	(48,713)
Addition of permanent investment	0	0	(561,953)
Variation in current investment	0	0	428,950
Collection (Credits) for loans granted to subsidiaries	14,435	63,211	(280,000)
Net cash flow used in investing activities	(8,344)	(36,539)	(461,716)

Cash flow from financing activities:
Net increase in borrowings	1,727	7,561	263,605
Net cash flow provided by financing activities	1,727	7,561	263,605

(Decrease) Increase in cash and cash equivalents	15,626	68,427	(40,707)

*Financial tables have been converted into U.S. dollars at a rate of Ps. 4.379 per dollar, the buying rate as of March 31, 2012, solely for the convenience of the reader.

First Quarter 2012 Page 15 of 19

Balance Sheet
(As of March 31, 2012 and December 31, 2011
in thousands of U.S. dollars and Argentine Pesos)

	31.03.2012		31.12.2011
ASSETS	US$	AR$	AR$

Non-current assets
Property, plant and equipment	916,414	4,012,976	3,960,438
Investments in other companies	103,884	454,906	443,031
Other receivables	12,412	54,351	54,402
Trade receivables	10,398	45,531	45,531
Total non-current assets	1,043,107	4,567,764	4,503,402

Current assets
Inventories	5,825	25,509	22,863
Other receivables	73,341	321,161	311,453
Trade Receivables	103,363	452,627	422,758
Investments	495	2,169	2,132
Cash and cash equivalents	38,058	166,654	98,227
Total current assets	221,082	968,120	857,433

Other assets available for sale	54,948	240,619	216,531

TOTAL ASSETS	1,319,137	5,776,503	5,577,366

EQUITY

Capital and reserves attributable to the owners
Capital stock	204,851	897,043	897,043
Inflation adjustment on capital stock	225,198	986,142	986,142
Additional paid-in capital	4,971	21,769	21,769
Treasury stock - Value of capital stock	2,149	9,412	9,412
Treasury stock - Inflation adjustment on capital stock	2,363	10,347	10,347
Legal reserve	14,617	64,008	64,008
Other comprehensive profit (loss)	0	0	(11,337)
Accumulated deficit	(127,275)	(557,336)	(241,942)
Period/Year profit (loss)	(20,709)	(90,684)	(304,057)

Total Equity attributable to the owners	306,166	1,340,701	1,431,385

First Quarter 2012 Page 16 of 19

LIABILITIES
	31.03.2012		31.12.2011
	US$	AR$	AR$
Non-current liabilities
Trade payable	12,615	55,242	53,582
Other liabilities	339,530	1,486,803	1,373,689
Loans	273,890	1,199,365	1,189,882
Salaries and social security taxes payable	20,281	88,810	82,251
Provisions	15,971	69,938	63,357
Taxes	1,532	6,707	7,161
Deferred tax liabilities	59,343	259,865	301,583
Total non-current liabilities	723,163	3,166,730	3,071,505

Current liabilities
Trade payables	149,355	654,026	581,559
Loans	25,392	111,191	57,793
Salaries and social security taxes payable	64,326	281,682	239,820
Taxes	34,076	149,220	125,840
Other liabilities	15,204	66,579	62,497
Provisions	1,456	6,374	6,967
Total current liabilities	289,809	1,269,072	1,074,476

TOTAL LIABILITIES	1,012,971	4,435,802	4,145,981

TOTAL LIABILITIES AND EQUITY	1,319,137	5,776,503	5,577,366

*Financial tables have been converted into U.S. dollars at a rate of Ps. 4.379 per dollar, the buying rate as of March 31, 2012, solely for the convenience of the reader.

First Quarter 2012 Page 17 of 19

Consolidated Income Statement
(For the three month period ended March 31, 2012 and 2011
in thousands of U.S. dollars and Argentine Pesos)

	31.03.12		31.03.11
	US$	AR$	AR$
Net sales	203,470	890,994	643,557
Income from construction (IFRIC 12)	0	0	620
Electric power purchases	(109,261)	(478,455)	(317,614)
Construction cost (IFRIC 12)	0	0	(620)
Gross Margin	94,208	412,539	325,943

Transmission and distribution expenses	(79,195)	(346,794)	(184,435)
Selling expenses	(20,151)	(88,243)	(45,707)
Administrative expenses	(14,004)	(61,324)	(50,129)
Other incomes	4,080	17,865	0
Other expenses	(4,003)	(17,527)	(10,868)
Gain from acquisition of assets	0	0	434,959
Gain from permanent investments	22	98	0
Operating Income (loss)	(19.042)	(83,386)	469,763

Financial incomes	3,051	13,360	4,570
Financial expenses	(17,716)	(77,578)	(71,652)
Net financial results	(14,665)	(64,218)	(67,082)

Income (loss) before income tax	(33,707)	(147,604)	402,681

Income tax	7,787	34,098	(150,765)
Profit (Loss) from continuing operations	(25,921)	(113,506)	251,916

Income from discontinued operations	5,501	24,088	103
Profit (Loss) for the year	(20,420)	(89,418)	252,019

Other comprehensive income (loss)	0	0	537
Comprehensive income (loss) for the period	(20,420)	(89,418)	252,556

First Quarter 2012 Page 18 of 19

Consolidated Balance Sheet
(As of March 31, 2012 and December 31, 2010
in thousands of U.S. dollars and Argentine Pesos)

	31.03.12		31.12.11
ASSETS	US$	AR$	AR$

Non-current assets
Property, plant and equipment	924,515	4,048,452	3,995,310
Intangible assets	184,942	809,861	793,015
Investments in other companies	97	424	419
Other receivables	16,132	70,641	70,704
Trade receivables	10,438	45,709	45,725
Total non-current assets	1,136,124	4,975,087	4,905,173

Current assets
Inventories	12,785	55,986	45,325
Other receivables	71,526	313,213	244,903
Infrastructure construction	10,261	44,935	45,504
Trade Receivables	131,560	576,101	534,732
Investments	495	2,169	2,132
Cash and cash equivalents	47,683	208,805	130,859
Total current assets	274,311	1,201,209	1,003,455

Other assets available for sale	306,781	1,343,396	1,200,985

TOTAL ASSETS	1,717,217	7,519,692	7,109,613

EQUITY

Capital and reserves attributable to the owners
Capital stock	204,851	897,043	897,043
Inflation adjustment on capital stock	225,198	986,142	986,142
Additional paid-in capital	4,971	21,769	21,769
Treasury stock - Value of capital stock	2,149	9,412	9,412
Treasury stock - Inflation adjustment on capital stock	2,363	10,347	10,347
Legal reserve	14,617	64,008	64,008
Other comprehensive income (loss)	0	0	(11,337)
Accumulated deficit	(127,275)	(557,336)	(241,942)
Period/Year income (loss)	(20,709)	(90,684)	(304,057)
Equity attributable to the owners	306,166	1,340,701	1,431,385

Non-controlling participation	11,776	51,568	50,302

TOTAL EQUITY	317,942	1,392,269	1,481,687

First Quarter 2012 Page 19 of 19

	31.03.12		31.12.11
LIABILITIES	US$	AR$	AR$

Non-current liabilities
Trade payable	12,615	55,242	54,344
Deferred incomes	22,143	96,965	157,338
Other liabilities	339,528	1,486794	1,373,687
Loans	280,170	1,226,865	1,189,882
Salaries and social security taxes payable	26,128	114,415	107,094
Provisions	16,628	72,814	66,144
Taxes	2,501	10,952	17,652
Deferred tax liabilities	69,147	302,794	348,749
Total non-current liabilities	768,861	3,366,841	3,314,890

Current liabilities
Trade payables	169,672	742,994	658,328
Loans	32,375	141,772	59,025
Salaries and social security taxes payable	76,078	333,144	287,115
Taxes	47,524	208,108	168,993
Other liabilities	50,658	221,833	144,777
Provisions	2,273	9,954	10,344
Total current liabilities	378,581	1,657,805	1,328,582

Other liabilities available for sale	251,833	1,102,777	984,454

TOTAL LIABILITIES	1,399,274	6,127,423	5,627,926

TOTAL LIABILITIES AND EQUITY	1,717,217	7,519,692	7,109,613

*Financial tables have been converted into U.S. dollars at a rate of Ps. 4.379 per dollar, the buying rate as of March 31, 2012, solely for the convenience of the reader.